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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 7)

                             ANDROS INCORPORATED
         -----------------------------------------------------------
                               (Name of Issuer)
                   Common Stock, $0.01 Par Value Per Share
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  0000345281
                        -----------------------------
                                (CUSIP Number)

Steven A. Cohen    520 Madison Avenue - 7th Floor, New York, New York 10022      (212) 826-6800
-----------------------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              February 21, 1996
         -----------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                                                SEC 1746 (12-91)

                                 SCHEDULE 13D


CUSIP NO. 0000345281                              PAGE    2    OF    7    PAGES



     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              S.A.C. Capital Management, L.P.



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
              WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                           7      SOLE VOTING POWER
                                    None

                           8      SHARED VOTING POWER
                                    221,840
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                    None

                          10      SHARED DISPOSITIVE POWER

                                    221,840

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            221,840


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              4.83%


    14      TYPE OF REPORTING PERSON*
              PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D


  CUSIP NO. 0000345281                          PAGE   3    OF   7   PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Steven A. Cohen



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
              PF
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America


                           7      SOLE VOTING POWER
                                    334,800

                           8      SHARED VOTING POWER
                                    389,194
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                    334,800

                          10      SHARED DISPOSITIVE POWER

                                    389,194

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              723,994

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              15.75%


    14      TYPE OF REPORTING PERSON*
              IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D



  CUSIP NO. 0000345281                            PAGE    4    OF   7    PAGES

     1      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              S.A.C. Investments, L.P.



     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (A) [ ]
                                                                                                                       (B) [ ]



     3      SEC USE ONLY



     4      SOURCE OF FUNDS*
              WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                        [ ]



     6      CITIZENSHIP OR PLACE OF ORGANIZATION
              Delaware


                           7      SOLE VOTING POWER
                                    None

                           8      SHARED VOTING POWER
                                    167,354
   NUMBER OF SHARES
  BENEFICIALLY OWNED
  BY EACH REPORTING        9      SOLE DISPOSITIVE POWER
     PERSON WITH                    None

                          10      SHARED DISPOSITIVE POWER

                                    167,354

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              167,354

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                         [ ]


    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              3.64%


    14      TYPE OF REPORTING PERSON*
              PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

       The Schedule 13D filed June 14, 1995, by S.A.C. Capital Management, L.P. ("Capital Management"), with respect to the Common Stock, $0.01 par value per share (the "Shares") of Andros Incorporated, a Delaware corporation (the "Company"), and amended June 28, 1995, July 31, 1995, October 3, 1995 and December 5, 1995 by Capital Management and Steven A. Cohen ("Mr. Cohen" ) and amended January 4, 1996 and February 2, 1996 by Capital Management, Mr. Cohen and S.A.C. Investments, L.P. ("Investments," and together with Capital Management and Mr. Cohen, the "Reporting Persons") is hereby amended as set forth below.

ITEM 2.  IDENTITY AND BACKGROUND

       No amendment.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       The aggregate amount of funds (including commissions) required by Mr. Cohen to purchase the Shares owned directly by him was $5,553,372.86. All funds used by Mr. Cohen to purchase the Shares were derived from Mr. Cohen's personal funds. The aggregate amount of funds (including commissions) required to purchase the Shares directly owned by Capital Management was $6,129,706.03. All funds used by Capital Management to purchase the Shares were derived from working capital. Capital Management transferred a portion of the Shares to Investments effective January 1, 1996 in a transaction that did not result in a change in the indirect beneficial ownership of the Shares by Capital Management. The aggregate amount of funds (including commissions) required to purchase the additional shares directly owned by Investments was $273,733.10. All funds used by Investments to purchase the Shares were derived from working capital. The funds used by the Reporting Persons may include margin debt incurred from time to time in the ordinary course of business pursuant to customary margin agreements with Spear, Leeds & Kellogg.

ITEM 4.   PURPOSE OF TRANSACTION

       Except for the addition of the following information, Item 4 of the
Schedule 13D, as amended, is not otherwise amended. The Reporting Persons have become aware that an Agreement and Plan of Merger, dated as of February 14, 1996, has been entered into by and among the Company, Andros Acquisition Inc. (the "Offeror") and Andros Holdings Inc., pursuant to which the Offeror is offering to purchase the Company's Shares at a price of $18 per Share. The Reporting Persons will not tender their Shares to the Offeror and intend to vote against the merger to be effected following the Offeror's tender offer. In addition, the Reporting Persons are considering all rights and legal remedies available to them, including without limitation, appraisal rights under the General Corporation Law of the State of Delaware and other legal remedies. The Reporting Persons believe that the proposed transaction is neither fair to, nor in the best interests of, the Company's shareholders at the current offering price and urge the Company to explore strategic alternatives to the proposed transaction.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       (a) - (b) The aggregate number and percentage of Shares to which this 13D relates is 723,994 Shares representing 15.75% of the 4,597,300 Shares reported by the Company as outstanding as of October 29, 1995. The Reporting Persons directly own those Shares as follows:





                                                                          5 of 7

  Name                  No. of Shares        % of Common
  ----                  -------------        -----------
  Mr. Cohen             334,800              7.28%
  Capital Management    221,840              4.83%
  Investments           167,354              3.64%

       Mr. Cohen has the sole power to vote and the sole power to dispose of the Shares he owns directly. As the Managing Member of SAC, Mr. Cohen through SAC, shares with Capital Management and Investments the power to vote and dispose of all Shares directly owned by Capital Management and Investments. As a result, Mr. Cohen is deemed to be a beneficial owner of the Shares owned by Capital Management and Investments. Scott J. Lederman, Barry M. Skalka and Terence E. Fox, each an Executive Vice President of SAC Inc., do not beneficially own any Shares other than in their capacities as officers of SAC Inc.

       (c) Except as set forth in Annex I hereto, no transactions in Shares were effected since February 2, 1996 by either the Reporting Persons or S.A.C.

       (d) The partners in the Reporting Person partnerships have an economic interest in any dividends from, and the proceeds of sales of the Shares owned directly by such Reporting Persons.

       (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       No amendment.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

       No exhibits are required to be filed.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 23, 1996      /s/ STEVEN A. COHEN
                             -------------------
                                 Steven A. Cohen

                             S.A.C. Capital Management L.P.

                             By:  S.A.C. Capital Management, LLC,
                                  Its General Partner

                                  By:  /s/ STEVEN A. COHEN
                                       --------------------------------------
                                           Steven A. Cohen, Managing Member


                             S.A.C. Investments, L.P.

                             By:  S.A.C. Capital Management, LLC,
                                  Its General Partner

                               By:  /s/ STEVEN A. COHEN
                                  --------------------------------------
                                        Steven A. Cohen, Managing Member





                                                                          6 of 7

                                   ANNEX 1

             Transactions by Reporting Persons in Common Stock of
                  Andros Incorporated since February 2, 1996





                                  Number of Shares              Average Price
Trade Date                        Bought/(Sold) (1)              per Share (2)
----------                        -----------------              -------------
  S.A.C. Capital Management, L.P.
  -------------------------------

  2/1/96                             855                              14.5000
  2/6/96                             855                              14.5000


  Steven A. Cohen
  ---------------

  2/12/96                            1,500                            16.0000


  S.A.C. Investments, L.P.
  ------------------------

  2/1/96                             645                              14.5000
  2/6/96                             645                              14.5000




(1)  Unless otherwise indicated, all transactions were effected on the NASDAQ.
(2)  Prices exclude commission.










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